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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 5                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK BOX IF NO LONGER               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB NUMBER:       3235-0362
    SUBJECT TO SECTION 16.                                                                              EXPIRES: SEPTEMBER 30, 1998
    FORM 4 OR FORM 5 OBLI-    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    GATIONS MAY CONTINUE.        Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 1.0
    SEE INSTRUCTION 1(b).                Section 30(f) of the Investment Company Act of 1940           -----------------------------
/ / FORM 3 HOLDINGS REPORTED
/ / FORM 4 TRANSACTIONS REPORTED
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
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                  to Issuer (Check all applicable)
Nagle           Robert       E.             Superior National Insurance Group, Inc. (SNTL)         Director           10% Owner
                                                                                               ----               ----
-------------------------------------------------------------------------------------------     X  Officer (give      Other (specify
   (Last)       (First)      (Middle)       3. IRS or Social Security  4. Statement for        ----         title ----       below)
                                               Number of Reporting        Month/Year                        below)
c/o Superior National Insurance Group, Inc.    Person (Voluntary)                     11/99       Senior Vice President, General
26641 Agoura Road                                                                                      Counsel and Secretary
-------------------------------------------                            -------------------------------------------------------------
                (Street)                                               5. If Amendment,       7. Individual or Joint/Group Reporting
                                                                          Date of Original             (check applicable line)
                                                                           (Month/Year)         X Form Filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
                                                                                                  Reporting Person
Calabasas        CA             91302                                                          ---
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   (City)       (State)         (Zip)       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security             2. Trans-  3. Transac-   4. Securities Acquired (A) or  5. Amount of    6. Owner-     7. Nature of
   (Instr. 3)                       action     tion          Disposed of (D)                Securities      ship          Indirect
                                    Date       Code          (Instr. 3, 4 and 5)            Beneficially    Form:         Beneficial
                                               (Instr. 8)                                   Owned at        Direct        Ownership
                                   (Month/                                                  end of          (D) or        (Instr. 4)
                                    Day/                  ------------------------------    Issuer's        Indirect
                                    Year)                    Amount    (A) or    Price      Fiscal Year     (I)
                                                                       (D)                  (Instr. 3       (Instr. 4)
                                                                                            and 4)
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*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)
                                                                                                                     SEC 2270 (7/97)

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FORM 5 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Trans-     5. Number of             6. Date Exer-
   (Instr. 3)                          sion of      action      action        Derivative               cisable and
                                       Exercise     Date        Code          Securities Ac-           Expiration
                                       Price of    (Month/      (Instr. 8)    quired (A) or            Date
                                       Deriv-       Day/                      Disposed of              (Month/Day/
                                       ative        Year)                     (D)                      Year)
                                       Security                               (Instr. 3, 4, and 5)

                                                                                                    --------------------

                                                                                                     Date      Expir-
                                                                            ----------------------   Exer-     ation
                                                                                                     cisable   Date
                                                                               (A)        (D)
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Call Option
(right to buy)                       $20.00(1)    11/22/99      D                       17,920       11/22/99     None
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Put Option
(right to sell)                      $10.00(1)    11/22/99      D                       21,108(2)    11/30/02     None
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Na-
   lying Securities                    of         of Deriv-      ship           ture of
   (Instr. 3 and 4)                    Deriv-     ative          of             Indirect
                                       ative      Secur-         Deriv-         Bene-
                                       Secur-     ities          ative          ficial
                                       ity        Bene-          Secur-         Owner-
                                       (Instr.    ficially       ity:           ship
                                       5)         Owned          Direct         (Instr. 4)
------------------------------------              at End         (D)
                                                  of Year        or In-
                     Amount or                    (Instr. 4)     direct
       Title         Number of                                   (I)
                     Shares                                      (Instr. 4)
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Common Stock         17,920             (1)       17,920           I           By Trust
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Common Stock         3,188(2)           (1)       3,188(2)         D
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                                                  17,920(2)        I           By Trust
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Explanation of Responses:

(1)-(2):  Please see attached sheet.


                                                                                      /s/ Robert E. Nagle               02/11/00
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                         Robert E. Nagle
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
form displays a currently valid OMB number.                                                                                  Page 2
                                                                                                                    SEC 2270 (7-97)
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(1)   On November 22, 1999, Mr. Nagle and a revocable trust of which he is trustee entered into an Amendment Agreement (the "Amendment") with
      Superior National Insurance Group, Inc. (the "Company") whereby the parties amended the terms of a promissory note and a pledge agreement pursuant to which Mr. Nagle purchased 17,920 shares of Company Common
      Stock on November 20, 1998 at $16.75 per share. The Board of Directors approved the Amendment Agreement on November 16, 1999. Pursuant to the
      Amendment, Mr. Nagle and the Company have agreed, contingent upon Mr.
      Nagle's continuing in employment for three (3) years, or upon the occurrence of certain other events, to treat the collateral pledged under the pledge agreement as having a minimum value of $10.00 per common share.
      Thus, if there is a foreclosure on the pledge, the maximum loss per share of stock purchased with the note in November 1998 would be $6.75, plus accrued but unpaid interest on the note. This agreement is treated as a
      "put option" under Section 16 of the Securities Exchange Act, although nothing under the terms of the Amendment could be construed as giving Mr.
      Nagle the right to cause the Company to purchase his collateral. In addition, Mr. Nagle has agreed (i) to a maximum gain of $3.25 per share on the sale of the 17,920 shares of Common Stock (treated as a "Call Option"
      for reporting purposes, although the Company has no right to compel Mr.
      Nagle to sell his shares to the Company), with any additional gain for the benefit of the Company, (ii) to provide the Company with additional collateral on the note in the form of offset rights against any severance benefits Mr. Nagle might obtain, and (iii) to consent to a 5% reduction in his base salary.

(2) Includes in total (i) 17,920 shares of Common Stock which Mr. Nagle, through a revocable trust, purchased with the note in November 1998, (ii) 1,328 shares of Common Stock owned by Mr. Nagle directly and pledged as additional collateral, and (iii) options to purchase 1,860 shares of Common Stock, all pledged as collateral for the note.